Exhibit 21.1
SUBSIDIARIES OF THE COMPANY

The following is a list of subsidiaries of the Company as of August 30, 2020, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization	Name under Which Subsidiary Does Business
Costco Wholesale Membership, Inc.	California	Costco Wholesale Membership, Inc.
Costco Wholesale Canada Ltd.	Canadian Federal	Costco Wholesale Canada, Ltd.
NW Re Ltd.	Arizona	NW Re Ltd.
Costco Insurance Agency, Inc.	Washington	Costco Insurance Agency, Inc.
PriceCostco International, Inc.	Nevada	PriceCostco International, Inc.
Costco Wholesale Korea, Ltd.	Korea	Costco Wholesale Korea, Ltd.
Costco Wholesale Japan, Ltd.	Japan	Costco Wholesale Japan, Ltd.
Costco De Mexico, S.A. de C.V.	Mexico	Costco De Mexico, S.A. de C.V.
Costco Wholesale United Kingdom Ltd.	United Kingdom	Costco Wholesale United Kingdom Ltd.
Costco President Taiwan, Inc.	Taiwan	Costco President Taiwan, Inc.